Fitch Ratings, Inc.

2017 Form NRSRO Annual Certification

Exhibit 5. Code of Ethics

Fitch's Code of Conduct may be accessed at https://www.fitchratings.com/site/ethics.

FitchRatings

Code of Conduct

Updated: February 26, 2016

Table of Contents

1. Introduction

1.1. General

Fitch Ratings, Inc. and each of its subsidiaries, including Fitch Ratings Ltd., that issue ratings under the trade name Fitch Ratings (each individually a "**Fitch Ratings Company**" and collectively "**Fitch**") are committed to providing the world's securities markets with objective, timely, independent, and forward-looking credit opinions. Fitch is dedicated to several core principles — objectivity, independence, integrity, and transparency. Investor confidence in Fitch's ratings and research is difficult to win, and easy to lose, and Fitch's continued success is dependent on that confidence.

Fitch expects all of its employees to act in accordance with the highest standards of personal and professional integrity in all aspects of their activities, and to comply with all applicable laws, rules and regulations, and all policies and procedures adopted by Fitch, that govern the conduct of Fitch employees. Each employee is personally responsible for maintaining the highest levels of integrity to preserve the trust and confidence of global investors.

Fitch's Chief Executive Officer, Fitch's President, or any person designated by either of them for purposes of interpreting Fitch's Code of Ethics shall be able to interpret this Code and any related policies and procedures and shall be able to approve in writing any exceptions to this Code or any of the related policies and procedures. Notice of all such exceptions shall be provided to the Chief Compliance Officer or their designee for receipt of such notices prior to or at the time the exception is approved.

1.2. Ratings

Fitch publishes opinions on a variety of scales, the most common of which are credit ratings. Credit ratings are opinions on the relative ability of an entity to meet financial commitments, such as interest, preferred dividends, repayment of principal, insurance claims, or counterparty obligations. Ratings are limited by their respective definitions, which are available on Fitch's free public website at www.fitchratings.com.

Ratings may apply to a variety of entities, including sovereigns, financial institutions, and corporations, and to the securities or other obligations they issue, as well as to structured finance securities backed by receivables and other financial assets. Ratings may also reflect the financial strength of insurance companies, banks, and financial guarantors.

1.3. Risk Management

Fitch's risk management function is comprised of individuals with the appropriate experience to identify, assess, monitor, and report on risks arising from Fitch's activities, including, but not limited to legal, reputational, operational, and strategic risk. The risk management function has a reporting line independent of its analytical and commercial groups, and provides periodic updates to the Board to assist the Board in assessing the adequacy of Fitch's policies, procedures, and internal controls. The Board updates also facilitate the documentation, enforcement, and management of the policies, procedures, and controls specified in the IOSCO Code of Conduct Fundamentals for Credit Rating Agencies.

1.4.   Training

Fitch's framework of policies, procedures, and controls, requires employees to receive formal periodic training at reasonably regular intervals. The subject matter covered by the training is specific to each employee's responsibilities and addresses as applicable, this Code, credit rating methodologies, the laws governing credit rating activities, policies, procedures, and controls for managing conflicts of interest and governing the holding and transacting in trading instruments. Fitch's training requirements also cover applicable policies and procedures for handling confidential and material non-public information. The policies, procedures, and controls include specific measures intended to ensure that employees undergo required training.

2.   Code of Conduct

2.1.   Quality and Integrity of the Rating Process

A.   Quality of the Rating Process

2.1.1.   Ratings are Fitch's opinions about future creditworthiness. They do not provide a guarantee of future performance of the rated entity or instrument.   The performance of ratings should instead be assessed on whether they have been assigned in accordance with Fitch's methodologies and established policies and procedures.

2.1.2.   Fitch shall use rating methodologies and criteria that are rigorous, systematic and, where possible, result in ratings that can be subjected to some form of objective validation based on historical experience.

2.1.3.   The rating analysis and any rating action shall be based upon criteria and methodologies established by Fitch.   Analysts shall apply a given criteria or methodology in a consistent manner, as determined by Fitch.

2.1.4.   Ratings and rating outlooks shall be assigned by Fitch and not by any individual analyst employed by Fitch. Ratings shall reflect the consideration of all information known to the relevant rating committee, and believed by such rating committee to be relevant, of sufficient quality and from reliable sources, in a manner generally consistent with Fitch's established criteria and applicable rating methodologies. Fitch shall use people who, individually or collectively (particularly where rating committees are used) have appropriate knowledge and experience in developing a rating opinion for the type of rating being considered.

2.1.5.   Fitch shall maintain internal records to support its ratings and rating outlooks in accordance with its policies and applicable laws, rules, and regulations. Additionally, Fitch has established guidelines for the management, maintenance, and orderly disposition of all records, including records relating to the policies, procedures, criteria, and methodologies used to determine credit ratings and the standards of training, experience, and competence for credit analysts.

2.1.6. Fitch and its analysts shall take steps to avoid issuing any credit analyses or reports that knowingly contain misrepresentations or are otherwise misleading as to the general creditworthiness of an issuer or obligation.

2.1.7. Fitch shall ensure that it has and devotes sufficient resources to carry out and maintain high-quality credit ratings. When deciding whether to rate or continue rating an obligation or issuer, Fitch shall assess whether it is able to devote sufficient personnel with sufficient skill sets to take a proper rating action and whether its personnel are likely to have access to sufficient information needed in order to take such action. Fitch shall adopt reasonable measures so that the information it uses in assigning and maintaining ratings is of sufficient quality to support a credible rating. If the rating or a rating outlook involves a type of structured financial product presenting limited historical data (such as an innovative financial vehicle), Fitch shall disclose, clearly and in a prominent place, such limitation.

2.1.7.1. Fitch has established a review function comprised of one or more senior personnel with the appropriate experience, to review the feasibility of providing a rating for a type of structure that is materially different from the structures Fitch has previously rated.

2.1.7.2. Fitch has established and shall implement a rigorous and formal review function responsible for periodically reviewing all aspects of its credit rating methodologies (including models and key assumptions) and significant changes to the credit rating methodologies. This function is separate from the business lines that are principally responsible for rating various classes of issuers and obligations.

2.1.7.3. Fitch shall assess whether existing methodologies and models used in the process of determining ratings of structured products remain appropriate when Fitch has determined that the risk characteristics of the assets underlying the relevant structured product have changed materially. Fitch shall refrain from issuing a rating in the case of a new, complex type of structured product, unless Fitch has determined that it has sufficient information and expertise to analyze the product.

2.1.8. Fitch shall structure its rating teams to promote continuity and avoid bias in the rating process.

B. Monitoring and Updating

2.1.9. Fitch shall ensure that adequate personnel and financial resources are allocated to monitoring and updating its ratings. Except for point-in-time ratings that Fitch clearly identifies as such, once a rating is published Fitch shall, in accordance with its established policies and procedures on surveillance and based solely upon information it receives from issuers and other public information sources, monitor on an ongoing basis and update the rating by:

- Regularly reviewing the issuer's creditworthiness;

- Initiating a review of the rating upon becoming aware of any information that it believes might reasonably be expected to result in a rating action (including withdrawal of a rating), consistent with the relevant criteria and methodologies; and

- Updating on a timely basis the rating, as appropriate, based on the results of any such review.

Where appropriate, subsequent monitoring should incorporate all cumulative experience obtained. Changes in Fitch's criteria and assumptions shall be applied, where appropriate, to both existing ratings and subsequent ratings.

In cases where Fitch uses separate analytical teams for determining initial ratings and for subsequent monitoring of structured finance products, each team shall have the requisite level of expertise and resources to perform its respective functions in a timely manner.

2.1.10. Fitch reserves the right to withdraw any rating at any time for any reason, including withdrawal without notice, if a rating committee concludes that Fitch lacks sufficient information to maintain the rating or that any information provided to Fitch is unreliable. In the event a public rating is withdrawn, Fitch shall publish an appropriate commentary that includes the current rating(s) and states that the rating(s) has/have been withdrawn and that Fitch will no longer provide the rating(s) or analytical coverage of the issuer.

C.   Integrity of the Rating Process

2.1.11. Fitch and its employees shall comply with all applicable laws and regulations governing its activities in each jurisdiction in which it operates.

2.1.12. Fitch and its employees shall deal fairly and honestly with issuers, investors, other market participants and the public.

2.1.13. Fitch's analysts shall be held to high standards of integrity, and, subject to applicable law, Fitch shall not knowingly employ individuals where there is evidence that they have compromised integrity.

2.1.14. Fitch and its employees shall not, either implicitly or explicitly, give any assurance or guarantee of a particular rating prior to the final rating decision being taken in accordance with Fitch's established policies and procedures. Nothing in this Code shall preclude Fitch from continuing to provide rating assessments and credit assessments — that is, an assessment of creditworthiness that does not constitute a rating in that the analysis is based on hypothetical scenarios and/or limited information.

2.1.15. Fitch's analysts are prohibited from making proposals or recommendations regarding the activities of rated entities or obligors that could impact a credit rating of the rated entity or obligation, including but not limited to proposals or recommendations about corporate or legal structure, assets and liabilities, business operations, investment plans, lines of financing, business combinations, and the design of structured finance products. Consistent with this prohibition, in assessing the credit risk of a structured finance transaction, Fitch's analysts may properly hold a series of discussions with an issuer or its agents in order to: (1) understand and incorporate into their analysis the particular facts and features of the structured finance transaction, and any modification, as proposed by the issuer or its agents; and (2) explain to the issuer or its agents the rating implications of Fitch's methodologies as applied to the issuer's proposed facts and features.

2.1.16. Fitch's Chief Compliance Officer and staff oversee compliance with this Code, the policies referred to in this Code and applicable laws, rules, and regulations. The Chief Compliance Officer, and any member of the compliance staff, shall not vote on any rating committees and shall not report to any party responsible for the operational management of the rating function. Their compensation shall be independent of Fitch's rating operations. The Chief Compliance Officer also oversees the design, implementation, and performance of a periodic review and testing process through which compliance with this Code and the policies and procedures of Fitch shall be thoroughly assessed.

2.1.17. Fitch's employees are not expected to be experts in the law. Nonetheless, its employees are expected to report to the Chief Compliance Officer, or their designee, the activities about which they have knowledge that a reasonable person would question as a potential violation of this Code or applicable law. The Chief Compliance Officer, or their designee, shall determine the merits of the situation and, if warranted, take appropriate action, as determined by Fitch's policies and procedures and applicable laws, rules and regulations of the relevant jurisdiction. Any employee who, in good faith, makes such a report shall not be retaliated against by Fitch or any other employees of Fitch. The Chief Compliance Officer has established and shall maintain procedures for employees to report any illegal, unethical, or inappropriate conduct, including, to the extent practical, through various telephonic and electronic means, on both an anonymous and a disclosed basis. Failure by any Fitch employee to comply with the provisions of this Code may result in disciplinary action being taken against the employee, including the dismissal of the employee.

2.2. Independence and Avoidance of Conflicts of Interest

A. General

2.2.1. Fitch shall not forbear or refrain from taking a rating action based on the potential effect (economic, political or otherwise) of the rating action on Fitch, an issuer, an investor, a subscriber or other market participant.

2.2.2. Fitch and its analysts shall use care and professional judgment to maintain both the substance and appearance of independence and objectivity. All employees shall comply with the provisions of the Global Securities Trading and Conflicts of Interest Policy, which is available on Fitch's free public website, www.fitchratings.com.

2.2.3. The determination of a rating shall be influenced only by factors known to the relevant rating committee and believed by it to be relevant to such rating.

2.2.4. The rating or rating action Fitch assigns to an issuer or security shall not be affected by the existence of or potential for a business relationship between Fitch (or its affiliates or shareholders) and the issuer (or its affiliates) or any other party, or the non-existence of such a relationship. The following actions are prohibited:

- Conditioning or threatening (directly, indirectly, or implicitly) to condition the issuance of a rating on the purchase of any other products or services of Fitch;

- Issuing, or offering (either directly, indirectly, or implicitly) or threatening (either directly, indirectly, or implicitly) to issue a rating that is not determined in accordance with Fitch's established criteria and methodologies, based on whether the issuer (or its affiliates) purchases, or will purchase, any other products or services of Fitch;

- Modifying, or offering (either directly, indirectly, or implicitly) or threatening (either directly, indirectly, or implicitly) to modify a rating that is not determined in accordance with Fitch's established criteria and methodologies, based on whether the issuer (or its affiliates) purchases, or will purchase, any other products or services of Fitch; and

- Issuing or threatening (either directly, indirectly or implicitly) to issue a lower rating, lowering or threatening (either directly, indirectly or implicitly) to lower an existing rating, refusing to issue a rating, or withdrawing or threatening (either directly, indirectly or implicitly) to withdraw a rating, with respect to securities or money market instruments issued by an asset pool or as part of any asset-backed or mortgage-backed securities transaction, unless all or a portion of the assets within such pool or part of such transaction also are rated by Fitch, where such practice is engaged in by Fitch for an anticompetitive purpose.

2.2.5. Fitch shall separate, operationally, legally, and physically, where practicable, its rating business and rating analysts from any other Fitch businesses, including consulting businesses, that may present a conflict of interest. Fitch has published and shall maintain a formal Firewall Policy governing firewalls and operations between Fitch and its non-rating affiliates to mitigate potential conflicts of interest. This policy is available on Fitch's free public website, www.fitchratings.com. Fitch shall ensure that ancillary business operations, which do not necessarily present conflicts of interest with Fitch's rating business, have in place procedures and mechanisms designed to minimize the likelihood that conflicts of interest will arise or to appropriately manage those conflicts that may arise. Fitch defines what it considers, and does not consider, to be an ancillary business and why, in Fitch's Statement on "Definition of Ancillary Business", available on Fitch's free public website, www.fitchratings.com.

B.   Procedures and Policies

2.2.6.   Fitch has adopted written internal procedures and mechanisms to (1) identify and (2) eliminate, or manage and disclose, as appropriate, any actual or potential conflicts of interest that may influence the opinions and analyses Fitch makes or the judgment and analyses of the individuals Fitch employs who are directly involved in credit rating activities or who approve credit ratings and rating outlooks. Fitch will disclose such conflict avoidance and management measures.

2.2.7.   Fitch's disclosures of known actual and potential conflicts of interest shall be timely, clear, concise, specific, and prominent.

2.2.8.   The general nature of Fitch's compensation arrangements with rated entities is as follows: Fitch shall make every effort to manage the potential conflict arising from the payment of fees by issuers and ensure that Fitch's receipt of fees from issuers does not impair the independence, objectivity, or integrity of its ratings and rating actions. Fitch shall maintain a set fee schedule and make it available to all issuers and their agents, provided, however, that Fitch reserves the right to periodically revise its fee schedule without prior notice. Fitch shall not base any fees on the success of a bond issue or the issuer achieving any particular rating or other result. Fitch shall disclose in all of its published research that Fitch is paid fees by the issuers it rates, as well as its range of fees. Any issuer may terminate its fee arrangement with Fitch without fear that its rating will be lowered for that reason. Fitch, however, reserves the right to withdraw any rating at any time for any other reason, including if Fitch deems there is insufficient market interest in the rating or insufficient information to maintain the rating, or both.

- If Fitch were to receive from a rated entity compensation unrelated to Fitch's ratings and routine subscription and license fees for its published research and data, such as compensation for consulting services, Fitch shall disclose the proportion such non-rating fees constitute against the fees Fitch receives from the entity for ratings and routine subscriptions and licenses.

- Fitch Ratings, Inc. shall disclose if it receives 10 percent or more of its total net revenue (the "**Ten Percent Threshold**") for a fiscal year from a single issuer, originator, arranger or subscriber.

- Fitch shall also make any other disclosures concerning revenues or billings at the relevant Fitch subsidiary as required by applicable regulation.

- Fitch shall encourage issuers and originators of structured finance products to disclose publicly all relevant information with respect to such products to enable investors to conduct their own analyses independently of that of rating agencies. As specified in Section 3.6 below, Fitch expects that such public disclosure will happen.

2.2.9. Fitch's employees, and in some cases family members of the employee (e.g., spouse, domestic partner, or dependent), shall not hold or transact in trading instruments or engage in any securities trading or other activities presenting conflicts of interest with their involvement in Fitch's rating activities.

2.2.10. If a rated entity (for example, a government or central bank) has, or is simultaneously pursuing, affiliated oversight functions related to Fitch, Fitch shall use different employees to conduct its rating actions with respect to such entity than those employees involved in its oversight issues.

C.   Analyst and Employee Independence

2.2.11. Reporting lines for Fitch employees and their compensation arrangements shall be structured to eliminate or effectively manage actual and potential conflicts of interest.

- Analysts shall not be compensated or evaluated on the basis of the amount of revenue that Fitch derives from issuers that the analyst rates or with which the analyst regularly interacts.

- Fitch shall conduct formal and periodic reviews of its compensation policies and practices for its analysts and other employees who participate in or who might otherwise have an effect on the rating process to ensure that these policies and practices do not compromise the objectivity of Fitch's rating process.

2.2.12. Employees who are directly involved in the rating process shall not initiate, or participate in, discussions regarding fees or payments with any entity they rate.

2.2.13. Fitch analysts shall not hold or transact in a trading instrument issued by a rated entity, or by an issuer of a rated security, in the analyst's area of primary analytical responsibility; nor shall an analyst hold or transact in any security or derivative based on a security issued, guaranteed or otherwise supported by any entity within such analyst's area of primary analytical responsibility.

In addition, Fitch employees shall not participate in or otherwise influence the determination of Fitch's rating or rating outlook of any particular entity or obligation, if the employee and in some cases family members of the employee (e.g., spouse, domestic partner, or dependent):

- Owns securities or derivatives of the rated entity, other than holdings in diversified collective investment schemes;

- Owns securities or derivatives of any affiliate of a rated entity, the ownership of which may cause or may be perceived as causing a conflict of interest, other than holdings in diversified collective investment schemes;

- Has had a recent employment or other significant business relationship with the rated entity that may cause or may be perceived as causing a conflict of interest;

- Has a relative in a "Key Management Position" defined as a position held by a Fitch employee's spouse, partner, parent, child or sibling at a rated entity that includes a member of a board of directors or an equivalent position; an executive officer role, such as chairman, chief executive officer, president, chief legal officer, or chief operating officer; chief financial officer or a role that reports directly to the chief financial officer; treasurer or a role that reports directly to the treasurer; or a role in any capacity that interfaces with rating agencies ; or

- Has, or had, any other relationship with the rated entity or any affiliate thereof that may cause or may be perceived as causing a conflict of interest.

The forgoing shall not preclude an analyst from holding or trading a diversified collective investment scheme that owns a trading instrument issued by a rated entity or obligor in the analyst's area of primary analytical responsibility and/or a derivative based on a security issued, guaranteed or otherwise supported by any entity within such analyst's area of primary analytical responsibility.

2.2.14. Fitch employees are prohibited from soliciting money, gifts, or favors from anyone with whom Fitch does business and are prohibited from accepting gifts offered in the form of cash or any gifts exceeding a minimal monetary value.

2.2.15. Any Fitch analyst who becomes involved in any personal relationship that creates the potential for any real or apparent conflict of interest (including, for example, any personal relationship with an employee of a rated entity or agent of such entity within his or her area of analytic responsibility), shall, in accordance with Fitch's policies and procedures and subject to applicable law, disclose the relationship to the appropriate manager or officer of Fitch.

2.2.16. Fitch has established policies and related procedures for reviewing, as appropriate, the past work of analysts that leave the employ of Fitch and join an issuer that any such analyst has been significantly involved in rating or a financial firm with which any such analyst has had significant dealings as part of his or her duties at Fitch.

D. Analyst Rotation

2.2.17. In each jurisdiction where local law requires analysts in one or more asset classes to rotate coverage responsibilities, subject to Fitch's policies concerning analyst rotation, analysts may retain analytical responsibilities for rated entities for up to the maximum period allowed under applicable law.

2.2.18. In jurisdictions where is it not mandated to rotate analytical coverage responsibilities, Fitch may restrict the number of years that analysts may have analytical responsibilities for any rated entity, taking into consideration whether it is practicable and appropriate for the size and scope of its credit rating services.

2.2.19. Fitch shall publish on its free website, www.fitchratings.com, the applicable time limits for each jurisdiction in which Fitch maintains an analyst rotation system.

E. Fitch Restrictions

2.2.20. No Fitch Rating Company will hold or transact in trading instruments presenting a conflict of interest with Fitch's credit rating activities. (For the avoidance of doubt, this does not prevent Fitch from investing in diversified collective investment schemes, including managed funds, or in maintaining bank accounts and/or holdings and/or investments in financial instruments that are consistent with routine treasury or other ordinary course of business operations, or in insuring Fitch's business in the ordinary course.)

2.2.21. Fitch Ratings, Inc. shall neither issue nor maintain a credit rating solicited by a rated entity if the Ten Percent Threshold (as defined in section 2.2.8 above) is reached for such rated entity in the most recently ended fiscal year.

2.3. Responsibilities to the Investing Public and Issuers

A. Transparency and Timeliness of Ratings Disclosure

2.3.1. Fitch shall make every reasonable effort to ensure that the time between a rating committee determining a final rating action and the distribution of that rating action and related commentary should be as short as reasonably possible.

2.3.2. Fitch's policy for distributing public ratings and the related commentary and updates is as follows: Fitch shall publish all public ratings and rating outlooks, and related rating actions and opinions, including any withdrawal of a rating, free of charge on a non-selective basis on its free public website, www.fitchratings.com. Simultaneously with the publication of any initial public rating or subsequent rating action, Fitch shall distribute an appropriate announcement of the rating or rating action, together with related commentary including rating outlooks, through the wire services and other media outlets as Fitch may determine are appropriate to disseminate ratings and rating actions.

2.3.3. Fitch shall indicate with each of its ratings when such rating (including rating outlooks) was last updated. Each rating announcement shall also indicate the principal methodology or methodology version that was used in determining the rating and where that methodology can be found. Where the rating is based, to a significant extent, on more than one methodology or where a review of only the principal methodology might cause financial market professionals to overlook other important aspects of the rating, Fitch shall indicate where the different methodologies and other important aspects, as the case may be, that were factored into the rating decision can be found.

2.3.4. Except for private ratings provided only to the requesting party, Fitch shall disclose to the public, on a non-selective basis and free of charge, any rating or rating outlook regarding publicly issued securities, or public issuers themselves, as well as any subsequent decisions to withdraw such a rating, if the rating action is based in whole or in part on material non-public information.

2.3.5. Fitch shall base its rating analyses and rating decisions, which are Fitch's opinions, upon Fitch's established criteria, methodologies, and ratings definitions, applied in a consistent manner. All rating criteria and methodologies shall be available on Fitch's free public website, www.fitchratings.com. Fitch's criteria, methodologies, and ratings definitions shall identify the specific factors that it considers during the rating and surveillance processes.

- Where Fitch assigns an initial rating to a structured finance product, it shall provide investors with sufficient information about its loss and cash-flow analysis so that a financial market professional can understand the basis for Fitch's rating. To the extent practical, Fitch shall also disclose the degree to which it analyzes how sensitive a rating of a structured finance product is to changes in Fitch's underlying rating assumptions.

- In its rating action commentary, Fitch shall differentiate its ratings of structured finance products from traditional corporate bond ratings through the inclusion of additional commentary or an appropriate modifier to the ratings. Fitch shall clearly define a given rating symbol and apply it in a consistent manner for all types of securities to which that symbol is assigned.

- Fitch shall clearly indicate the attributes and limitations of each rating or rating outlook and the limits to which Fitch verifies information provided to it by the issuer or originator of a rated security (as to which latter point, see Section 4.4 below).

2.3.6. When Fitch publishes a rating or rating outlook, or takes any other rating action with respect to a published rating or rating outlook, Fitch shall explain in the related commentary and reports the elements the rating committee found key to such rating or rating outlook or rating action, subject to any applicable laws with respect to the disclosure of confidential information and any restrictions imposed by applicable confidentiality agreements. Fitch shall always maintain complete editorial control over all rating actions, related commentaries and all of its other published materials, including all reports, criteria, methodologies, ratings definitions, and other policies and procedures. This control shall extend to when, and whether, Fitch shall take, or publish, any rating action.

2.3.7. To the extent reasonably feasible and appropriate, prior to issuing or revising a rating, Fitch shall provide the issuer advance notification of all rating actions and a copy of the commentary to be published with respect to such action, including the critical information and principal considerations upon which the rating decision has been based. Fitch provides such notification and related commentary solely to allow the issuer to check for factual accuracy or the presence of non-public information. Fitch shall duly evaluate any comments made by the issuer; however, the issuer may not propose any drafting or editorial changes to the commentary provided, other than to correct factual errors or remove references to non-public information. Fitch always retains the right to publish the commentary at the most appropriate time and in whatever form it deems most appropriate in its editorial judgment. In certain circumstances, Fitch in its sole discretion may decide not to provide such advance notification if timely dissemination of the rating committee decision would be compromised. In such cases, Fitch shall inform the issuer as soon as practical thereafter and, generally, shall explain the reason for not notifying the issuer. Subject to the exceptions set forth below, Fitch shall review any rating action when requested by an issuer to do so if the issuer provides to Fitch, in a timely manner, new or additional information that Fitch believes to be relevant to the rating. In certain event- or performance-driven situations, such as rating actions necessitated by an extraordinary transaction or event, or in the case of evidence of fraud, market manipulation, selective disclosure of the rating action or other inappropriate conduct, Fitch reserves the right to issue and publish a rating action without giving the issuer an opportunity to request such a review.

2.3.8. In order to promote transparency and to enable the market to best judge the aggregate performance of its ratings on debt instruments, Fitch, where possible, shall conduct periodic studies on the performance of Fitch-rated securities and issuers, including current and historical default rates by rating category and rating transition analyses. Fitch shall make all transition and default studies available on Fitch's free public website, www.fitchratings.com. Where feasible, this information shall include verifiable, quantifiable historical information about the performance of its ratings, organized and structured, and, where possible, standardized in such a way to assist financial market professionals in drawing performance comparisons between different rating agencies.

2.3.9. For each rating, Fitch shall, in accordance with its Rating Solicitation and Participation Disclosure Policy, make available on Fitch's free public website, www.fitchratings.com, the following disclosure (i) whether the issuer participated in the rating process; and (ii) the solicitation status of such rating.

2.3.10. Fitch shall review and update to the extent it deems appropriate its criteria and methodologies on a regular basis. Fitch shall publicly disclose any material modification to its methodologies and significant practices, procedures, and processes. Where feasible and appropriate, Fitch shall undertake to disclose planned material modifications prior to the effective dates of such modifications. Fitch shall consider the various uses of ratings before modifying its methodologies, practices, procedures, and processes.

B.   The Treatment of Confidential Information

Fitch shall use, maintain, and protect confidential and/or material non-public information in accordance with its policies governing the treatment of confidential information and applicable laws, rules, and regulations.

2.4.   Disclosure of this Code and Communication with Market Participants

2.4.1. This Code is based on the provisions of the IOSCO Principles Regarding the Activities of Credit Rating Agencies and the IOSCO Code of Conduct Fundamentals for Credit Rating Agencies. Fitch will disclose on a timely basis any changes to this Code or to how this Code is implemented and enforced.

2.4.2. All market participants and the public are welcome to have a voice regarding Fitch and its policies, including raising any questions, concerns, or complaints they may have. Comments should be directed to the relevant Regional Credit Officer within the global Credit Policy Group, according to the location of the respondent. The Regional Credit Officers report directly to the Chief Credit Officer and, among their other responsibilities, are responsible for tracking comments from third parties and responding to inquiries. The Regional Credit Officers will notify Fitch's senior management of substantive third-party comments, which will be considered as Fitch formulates or revises its policies and procedures, or both. Contact information for the Regional Credit Officers is available on Fitch's free public website, www.fitchratings.com.

2.4.3. Fitch shall publish in a prominent position on the homepage of its free public website, www.fitchratings.com, links to: (1) this Code; (2) its methodologies; and (3) its transition and default studies.

3. What Fitch Expects of Issuers

3.1. Fitch expects that each issuer that has agreed to participate in the rating process, or its agents, will promptly supply to Fitch all information relevant to evaluating the ratings on such issuer or the relevant securities, including, without limitation, all material changes in any information previously provided, potential material events and the issuer's overall financial condition, which may require communication of non-public information to Fitch.

3.2. Fitch expects all such information to be timely, accurate, and complete in all respects.

3.3.　Fitch expects issuers to respond to its questions as quickly as possible and to explain the reasons for any delay.

3.4.　During any time period in which an issuer is reviewing commentary or reports to be published by Fitch, Fitch expects such issuer will not disclose the commentary or reports in advance of Fitch's publication or take advantage of the delay in publication in any way.

3.5.　Should an issuer choose to stop cooperating with Fitch in the rating process, Fitch also reserves the right to continue to rate the issuer or any securities issued by the issuer, based on the information previously provided to Fitch by the issuer or its agents and any other public and/or non-public information available to Fitch.

3.6.　Fitch expects that structured finance issuers and arrangers, and originators of structured finance products, will publicly disclose all relevant information regarding these products so that investors and other rating agencies can conduct their own analyses independently of the rating agency/agencies solicited by or on behalf of the issuers and/or originators to provide ratings.

4.　Disclaimers

4.1.　Fitch is publishing this Code on its free public website, www.fitchratings.com. However, with such publication, Fitch does not intend to assume, and is not assuming, any responsibility or liability to any party arising out of, or with respect to, this Code. This Code is not intended to, and does not, form a part of any contract with anyone, and no one shall have any right (contractual or otherwise) to enforce any of this Code's provisions, either directly or indirectly. Fitch may amend this Code at its sole discretion, in any way Fitch sees fit at any time.

4.2.　Users of ratings should be aware that Fitch's ratings are opinions reflecting the ability of an entity or a securities issue to meet financial commitments such as interest, preferred dividends and repayment of principal, in accordance with their terms. Ratings are not themselves facts and therefore cannot be described as being "accurate" or "inaccurate".

4.3.　Credit ratings do not directly address any risk other than credit risk. In particular, ratings do not deal with the risk of loss due to changes in interest rates and other market considerations.

4.4.　In issuing and maintaining its ratings or rating outlooks, Fitch relies on factual information it receives from issuers, underwriters and from other sources Fitch believes to be credible. Fitch conducts a reasonable investigation of the factual information relied upon by it in accordance with its ratings methodology, and obtains reasonable verification of that information from independent sources, to the extent such sources are available for a given security or in a given jurisdiction.

4.5.　The manner of Fitch's factual investigation and the scope of the third-party verification it obtains will vary depending on the nature of the rated security and its issuer, the requirements and practices in the jurisdiction in which the rated security is offered and sold and/or the issuer is located, the availability and nature of relevant public information, access to the management of the issuer and its advisers, the availability of pre-existing third-party verifications such as audit reports, agreed-upon procedures letters, appraisals, actuarial reports, engineering reports, legal opinions, and other reports provided by third parties, the availability of independent and competent third-party verification sources with respect to the particular security or in the particular jurisdiction of the issuer, and a variety of other factors.

4.6. Users of Fitch's ratings should understand that neither an enhanced factual investigation nor any third-party verification can ensure that all of the information Fitch relies on in connection with a rating will be accurate and complete. Ultimately, the issuer and its advisers are responsible for the accuracy of the information they provide to Fitch and to the market in offering documents and other reports. In issuing its ratings Fitch must rely on the work of experts,   including   independent   auditors   with   respect   to   financial statements and attorneys with respect to legal and tax matters. Further, ratings are inherently forward-looking and embody assumptions and predictions about future events that by their nature cannot be verified as facts. As a result, despite any verification of current facts, ratings can be affected by future events or conditions that were not anticipated at the time a rating was issued or affirmed. If any such information should turn out to contain misrepresentations or to be otherwise misleading, the rating or rating outlook associated with that information may not be appropriate. The assignment of a rating to any issuer or any security should not be viewed as a guarantee of the accuracy, completeness or timeliness of the information relied on in connection with the rating or the results obtained from the use of such information.

4.7. Fitch does not have a fiduciary relationship with any issuer, subscriber or other individual. Nothing is intended to or should be construed as creating a fiduciary relationship between Fitch and any issuer or between Fitch and any user of its ratings.

4.8. Ratings do not constitute recommendations to buy, sell or hold any security nor do they comment on the adequacy of market price, the suitability of any security for a particular investor or the tax-exempt nature or taxability of any payments of any security.

4.9. Ratings may be changed, qualified, placed on Rating Watch or withdrawn as a result of changes in, additions to, accuracy of, unavailability of or inadequacy of information or for any reason Fitch deems sufficient.

4.10. Fitch does not provide to any party any financial advice or legal, auditing, accounting, appraisal, valuation or actuarial services. A rating should not be viewed as a replacement for such advice or services.

4.11. The assignment of a rating by Fitch shall not constitute consent by Fitch to use its name as an expert in connection with any registration statement, offering document or other filings under any relevant securities laws.

Effective Date:	April 2005
Procedure Owners:	Compliance Department
Procedure Reviewers:	Jeff Horvath
Procedure Approver:	Executive Committee & Independent Directors of Fitch Ratings, Inc.
Version:	12
Last Updated:	February 26, 2016